SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                             FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16
                OF SECURITIES EXCHANGE ACT OF 1934


                    For the month of March 2004

          SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC

             31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





For immediate release 7.00am 10 March 2004

       SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC (SVIIT)
               UNAUDITED PRELIMINARY RESULTS FOR THE YEAR
                       ENDED 31 DECEMBER 2003

The Board of SVIIT today announces its unaudited preliminary results for the year ended 31 December 2003.

      Strong performance in a difficult operating environment

Highlights include:

*    Fully diluted net assets per share of 458.7p, a 3% increase on 2002

* Portfolio companies continue to perform well, generating cash and repaying debt

* Compound growth in net assets per share over five years of 10%, compared to negative compound returns of the FTSE All-Share and FTSE World Index

* In a difficult fundraising environment, GBP96.9 million of new capital raised during the year

*    Proposed re-naming of the Company to SVG Capital plc

Nick Ferguson, CEO of SVIIT, commented:

"Despite the depreciating US$ which has had an impact on the earnings of a number of companies within SVIIT's portfolio, the portfolio has performed well, generating cash and repaying debt.

"There has been an improvement in the market place for exits, with trade participants looking for strategic assets and an increase in activity within the capital markets. If this trend continues, we believe that further realisations of SVIIT portfolio companies will take place over the next 12 months, which will have a positive impact on SVIIT's net assets."

For further information, please contact:

Schroder Ventures International Investment Trust plc On 10.03.04: 020 7067 0700
John McLachlan / Nick Ferguson                       Thereafter: 020 7010 8911

Schroder Ventures (London) Limited                   On 10.03.04: 020 7067 0700
Alice Todhunter                                      Thereafter: 020 7010 8925

Weber Shandwick Square Mile                          020 7067 0700
Peter Corbin / Nick Dibden

Copies of the press release and other corporate information can be found on the company website at:
http://www.sviit.co.uk


Chairman & CEO Statement

We are pleased to announce an encouraging set of results, despite a difficult operating environment, with fully diluted net assets per share increasing by 3% to 458.7p (GBP526.6 million).

Portfolio Performance

Against a backdrop of continued economic uncertainty, conflict in the Middle East and a weakening US$, the portfolio of companies continues to perform well, generating cash and repaying debt, in spite of a slight decrease in portfolio company earnings in aggregate.

The portfolio is sensitive to currency fluctuations, which have affected both valuations and individual company earnings. In terms of valuations, the portfolio has benefited from the strengthening of the euro against sterling over the year, despite a weakening US$. On the other hand, the depreciating US$ has impacted a number of SVIIT's portfolio company earnings, particularly those with euro costs and US$ sales. Despite this, cash generation and debt repayment, in addition to an increase in comparable EBIT multiples, has meant that the majority of the portfolio valuations have remained relatively robust in local currency terms.

SVIIT has reported compound annual growth in net assets per share over five years of 10%, which compares to negative compound annual returns of the FTSE All-Share and FTSE World Index of (4%) and (3%) respectively.

New Fund Commitments

Permira Europe III
As announced in the December 2003 Newssheet, SVIIT increased its commitment to Permira Europe III to EUR508 million at the fund's final closing.

P123
P123 had a final close in December 2003, having received commitments from external investors of EUR167 million. SVIIT transferred EUR105 million of assets in Permira Europe I and II to P123 in return for a 38% holding in the company. Therefore, at its final closing P123 had EUR105 million of secondary assets in Permira Europe I and II and an uncalled commitment of EUR367 million to Permira Europe III.

Capital Raisings

In what was a difficult fundraising environment, especially in the public markets, SVIIT raised a total of GBP96.9 million of new capital during the year; GBP49 million through a placement of convertible bonds in May and August and GBP47.9 million from an equity placing in October. The proceeds from these capital raisings will be used to continue our strategy of investing in buy-out and development capital funds managed or advised by Permira or Schroder Ventures and for general corporate purposes.

New Name

SVIIT has grown significantly since it was launched in May 1996 and is now a FTSE 250 company and one of the largest investment trusts listed on the London Stock Exchange. This, coupled with the growth of SVIIT's fund advisory business and the fact that the Schroders' name is not our own, has highlighted to the Board the need for SVIIT to create its own name, better reflecting its business activities and independence. Accordingly, we will be seeking shareholder approval at the forthcoming AGM to re-name the Company as SVG Capital plc, with the advisory businesses re-naming to SVG Advisers.

As SVG Capital plc, we will continue our investment strategy, and the relationships with Schroders, Permira and the Schroder Ventures' international association remain as before. Subject to performance, SVIIT will continue to invest in the buy-out and development capital funds managed or advised by Permira and Schroder Ventures. Our advisory businesses will continue to work closely with Schroders as the investment adviser to both the Schroder Private Equity Fund of Funds I and II. Schroders and its clients remain major shareholders in SVIIT.

Operating Review

It is almost three years since the launch of the fund advisory business within SVIIT and we are pleased with progress to date. The business has grown successfully both in terms of revenues and funds under management and we now have 24 employees.

We started the fund advisory business in 2001 and the difficult fundraising market that ensued in the following three years required the team to react quickly to new challenges and initiatives. The private equity side of the business currently advises four products, with combined third party funds under management of over EUR800 million, with a further two products expected to be launched this year. The public equity business, which we started just over a year ago, has successfully launched two products with combined commitments and assets in excess of GBP55 million. Although early days, the performance of both the private and public equity products has been good.

Private Equity
The Schroder Private Equity Fund of Funds II is scheduled to have a final close in April 2004. To date, the fund of funds has received commitments of EUR147 million and we hope to achieve the target of EUR200-EUR250 million at its final close next month. Through the use of its warehouse facility the fund of funds has already made commitments of EUR95 million to seven private equity funds in the US and Europe.

Public Equity
The Strategic Recovery Fund had a final close at GBP15 million in January 2004. The fund will invest in lowly valued publicly quoted companies using private equity techniques and where the potential for strategic change can be seen. The fund will aim to invest in five to seven companies operating in a number of industries and geographic areas.

The SVIIT UK Focus Fund, the Dublin listed OEIC which was launched in August last year had net assets of GBP26 million at 31 December 2003, which has since grown to over GBP40 million. The fund now has 25 investments and has produced a 16% return since its launch.

New BVCA Guidelines

In August 2003, the British Venture Capital Association (BVCA) published new valuation guidelines for private equity. The 31 December 2003 portfolio valuation was performed in accordance with these new guidelines and there was no material impact on the overall valuation of the portfolio.

Annual General Meeting

An Annual General Meeting will be held at 12.00pm on 29 April 2004 at 31 Gresham Street, London, EC2V 7QA and will, as in previous years, include a presentation on the activities of the Company.

Outlook

On the investment side, the environment continues to show signs of improvement as conglomerates continue to be under pressure to restore balance sheets over leveraged by acquisitions in the late 1990s. Relatively low interest rates in Europe, although likely to increase over the medium term, remain supportive of current investment activity.

There is clear improvement in the environment for exits, with increased activity in the capital markets and signs of renewed interest by trade participants for strategic assets. We are cautiously optimistic that if the improved environment for exits continues it will have a positive impact on SVIIT's portfolio of companies during the year.

Portfolio Review                                                  December 2003

The analysis of SVIIT's portfolio at 31 December 2003 reflects the transfer of assets to P123 and the analysis has been pro-rated as if P123 were in existence at December 2002.

Summary

In the year to 31 December 2003, SVIIT's fully diluted net assets per share increased by 3% to 458.7p (GBP526.6 million) (December 2002: GBP463.2 million - 445.8p per share fully diluted).

In a difficult operating environment, SVIIT's portfolio of companies continues to perform well, generating cash and repaying debt, in spite of a slight decrease in portfolio company earnings in aggregate. In addition, many of the portfolio company valuations have benefited from the rally in public markets, which has had a positive impact on the overall EBIT multiples used for valuations, particularly in the semi-conductor sector.

The portfolio is sensitive to currency fluctuations, which have affected both valuations and individual company earnings. The overall valuation of the portfolio has benefited from the strengthening of the euro against sterling over the year, despite a weakening US$. Conversely, the depreciating US$ has impacted a number of SVIIT's portfolio company earnings, particularly those with euro costs and US$ sales. In spite of this, cash generation and debt repayment, in addition to an increase in comparable EBIT multiples, has meant that the majority of the portfolio valuations have remained relatively robust in local currency terms.

The largest change in valuation in the year was the write-up of austriamicrosystems, which has been written-up to GBP26.7 million (December 2002: GBP14.1 million). Whilst still valued at 30% below original cost (in local currency), earnings have improved and the company has benefited from a more favourable operating environment.

The other major change in valuation over the year was Travelodge & Little Chef, which has moved from a cost to an EBIT valuation for the first time and has been written-down on an EBIT basis to GBP45.3 million (December 2002: GBP51.8 million). A difficult operating environment, especially in the first half of 2003 has meant that Travelodge's revenues and earnings growth were slightly behind expectations, while cash generation remained on target. At Little Chef, a new management team has been recruited which is focusing on improving the performance of the business in the short term and the development of a medium term strategy.

Memec, which was written-down in June 2003 due to lower comparable EBIT multiples and the negative impact of the US$ on its valuation, has been written back up to GBP53.6 million (December 2002: GBP50.4 million). Memec has benefited from an improved operating environment, in addition to an increase in comparable EBIT multiples used for the valuation.

Excluding the sale of the dental manufacturing business of Sirona Dental Systems, which was executed in November, but is subject to the approval of anti-trust authorities (which was granted in February 2004), SVIIT received distributions of GBP30.2 million during the year at an average premium of 36.7% to December 2002 valuations.

Since inception, SVIIT has reported an average uplift on realisations to previous valuations of approximately 45%.

Calls payable during the year were GBP110.7 million, weighted towards the second half of the year.

51% of the portfolio is valued on an earnings basis, of which 8% has been written-down on an earnings basis (Travelodge & Little Chef), bringing the total percentage of the portfolio valued below cost to 18% (December 2002: 12%). The percentage of the portfolio valued on a quoted basis has increased to 8%, as a result of the increase in the share-prices of a number of the Asian portfolio companies. The remainder of the portfolio is valued at cost (21%) or on a Third-Party basis (10%).

The sector, geographical and stage profile of the portfolio remains relatively unchanged. The Twenty Largest Underlying Companies represent 67% of the portfolio (135 companies in total).

Fund Transactions

New Investments
15 new and 29 follow-on investments were made in the year, with a total of GBP110.7 million of calls paid. Of the 15 new investments, five feature in the Twenty Largest Underlying Companies: SEAT Pagine Gialle, Premiere, Inmarsat, Holmes Place and Rodenstock.

The largest new investment, SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The investment was made through an initial acquisition of Telecom Italia's stake and a subsequent public tender offer for the company, which is listed on the Milan Stock Exchange. Funds advised by Permira own approximately 16% of the share capital of the company, of which SVIIT's share of the investment is valued at GBP35.6 million# (cost). In recent years, substantial management time and resource had been devoted to dealing with a series of acquisitions and the resulting management of a more diversified group. Since the investment in August 2003, a new CEO has been appointed and the management team are focused on operational improvements within the company's core directories business.

Premiere is the leading Pay-TV operator in Germany and Austria. Fund's advised by Permira invested in Premiere to fund the restructuring of the loss-making company until break-even. The main objectives for reaching profitability for the company are growing subscribers, increasing revenue per subscriber and strict cost control. The new management team have reduced costs, and subscribers have increased from 2.6 million to 2.9 million. Increased revenue per subscriber is in-line with budget and the 'churn' rate has been reduced. In the second half of 2003, the new CEO exercised his option to co-invest alongside Permira, thereby reducing the fund's investment in the company. As a result, SVIIT's investment in Premiere has reduced to GBP14.3 million# from GBP16.8 million #.

In October 2003, funds advised by Permira and Apax Partners made an offer for the share capital of Inmarsat, which was finalised in December 2003. As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. SVIIT's share of this investment is GBP13.4 million#*.

Holmes Place is one of Europe's leading premium health club operators and funds advised by Bridgepoint and Permira invested in the company in July 2003. Since the investment, the new management team has been focused on implementing operational improvements, financial controls and delivering on the company's existing pipeline of 18 new clubs over the next two years. SVIIT's share of this investment is GBP13.0 million#.

     # Through its direct holding in Permira funds and P123

     * Not included in the GBP110.7 million of calls paid during the year


Rodenstock is the leading German manufacturer of ophthalmic lenses for spectacles. Funds advised by Permira invested in the company in September 2003. The core management team of the company remains unchanged and, in addition to increasing the Rodenstock brand awareness in international markets, are focused on cost control and improving sales and profitability of the company. SVIIT's share of this investment is GBP8.3 million#.

Realisations
After a three-year hiatus, the last quarter of 2003 saw some signs of an improvement in exit activity with renewed interest from trade participants for strategic assets and an increase in activity in capital markets.

Excluding the realisation of the manufacturing division of Sirona Dental Systems, which was executed in November, but is subject to the approval of anti-trust authorities (granted in February 2004), a total of GBP30.2 million of distributions were received during the year at an average premium of 36.7% to December 2002 values.

Since inception, SVIIT has reported an average uplift on realisations to previous valuations of approximately 45%.

The two most substantial realisations announced during the year were the partial realisation of Sirona Dental Systems and the full realisation of TFL.

The sale of dental equipment division of Sirona Dental Systems was executed in November 2003, at a 23% premium to the June 2003 value. The net value of this partial realisation for SVIIT was GBP21.2 million, of which SVIIT expects to receive net proceeds of GBP17.8 million, with the remainder being held within P123 for reinvestment in Permira Europe III.

In addition to Sirona, funds advised by Permira sold TFL, the supplier of speciality chemicals to the leather processing industry. The net value of this realisation for SVIIT was GBP11.3 million, a 22% uplift to the June 2003 value. SVIIT received proceeds of GBP10.7 million from this sale, the remainder being held within P123 for reinvestment in Permira Europe III.

Significant realisations during the year include:

Company                      Proceeds               31 December 2002 Valuation
                              GBP'000                                  GBP'000
Sirona Dental Systems*       **17,800                                ***14,635
TFL                            10,682                                   #6,562
Palini & Bertoli                3,624                                    2,338

* SVIIT expects to receive proceeds from the partial realisation of Sirona Dental Systems in March 2004.
**   Proceeds of the partial realisation
*** Value for the entire investment in Sirona Dental Systems at December 2002. A follow-on investment of GBP2.5 million was made in May 2003.
#    A follow-on investment of GBP0.7 million was made in April 2003.

Since December 2003, funds advised by Permira have realised their remaining investment in Sirona through the sale of its dental distribution business, demedis, together with the mail order house for dental consumables, Euro Dental Holdings. The net value of these realisations for SVIIT is GBP11.7 million, of which SVIIT expects to receive proceeds of GBP9.6 million, the remainder being held within P123 for reinvestment in Permira Europe III. The realisation of demedis increases the total uplift to the June 2003 valuation for the entire investment in Sirona Dental Systems to 28%. The uplift to the June 2003 valuation for Euro Dental Holdings is 58%. The sale of these two companies is subject to the necessary regulatory approvals.

Valuation Changes
There have been a number of changes in valuations in the year. The three most significant write-ups were austriamicrosystems, Strides Arcolab and EEMS. The most significant write-down was Travelodge & Little Chef.

Austriamicrosystems has been written-up to GBP26.7 million due to an improved operating environment and earnings. The company built a new manufacturing plant soon after the initial investment in the company was made in 2000, which has been slow to reach full capacity. This, coupled with uncertainty in its core markets and a reduction in comparable EBIT multiples, meant that the investment was written-down to 40% of cost in June 2002. In the last year, the operating environment for the company has improved, the manufacturing plant is continuing to build-up to full capacity and earnings have improved. As a result, the company has been written-up to 70% of original cost (in local currency).

The other major change in valuation during the period was Strides Arcolab, which was valued at GBP9.6 million at December 2003 (December 2002: GBP4.1 million). Strides is based in India and manufactures a range of generic drugs and tablets for supply to Western and developing markets. The company is listed on the National Stock Exchange of India and the increase in its value has been driven by a general rally in the Indian stock market and the encouraging performance of the company.

EEMS performs assembly and test services for DRAM and flash memory chip manufacturers. An improved operating environment for its key customers has meant that the company is performing well and has been written-up for the second time to GBP12.6 million (December 2002: GBP7.5 million).

The other major write-up in the period was Euro Dental Holdings, which was realised in January 2004 and has been valued at net proceeds.



Company                        31 December 2003 Valuation  31 December 2002 Valuation        Change in the Period
                                                  GBP'000                     GBP'000                     GBP'000
austriamicrosystems                                26,737                      14,133                      12,604
Strides Arcolab                                     9,625                       4,136                       5,489
Euro Dental                                        10,880                       5,414                       5,466
EEMS                                               12,590                       7,493                       5,097

Since December 2003, Eyetech Pharmaceuticals Inc., a Schroder Ventures International Life Sciences Fund II investment had a successful IPO on NASDAQ. None of SVIIT's holding in the company was sold at the IPO and in the December 2003 valuations SVIIT's investment in Eyetech was valued at GBP2.5 million. Based on the closing price of Eyetech shares on 5 March 2004 (US$35.20), the value of SVIIT's holding in the company (after the application of discounts) is GBP10.2 million, which represents an uplift of GBP7.7 million (6 pence per share fully diluted) to the December 2003 valuation.

Travelodge & Little Chef has moved from a cost to an EBIT valuation for the first time and has been written-down on an EBIT basis by 15% to GBP45.3 million (December 2002: GBP51.8 million). Travelodge is the second largest operator of UK budget hotels and Little Chef is the largest roadside restaurant chain in the UK. The operating environment in the UK budget hotels sector has been difficult, especially in the first half of 2003 where fears surrounding the Iraq war impacted the travel and tourism industry. The performance of Travelodge in the second half of 2003 improved strongly on the first half, but on a full-year basis profit growth was not sufficient to offset the impact of discounts applied when valuing the company on an EBIT basis. Travelodge is ahead on cash generation and is repaying debt early, and we expect performance to continue to improve as initiatives implemented by the new management team move through to the company's bottom-line and the tourism and travel industry picks up. At Little Chef, a new management team has been recruited which is focusing on improving the performance of the business in the short term and the development of a medium term strategy.

Valuation Basis (by Value)

The major change in the profile of the portfolio's valuation basis over the year has been a reduction to 21% of the portfolio held at cost at December 2003
(December 2002: 29%). Half of the portfolio is valued on an earnings basis (51%), the majority of this (50%) on an EBIT basis, with the remaining 1% valued on a P/E basis.

As a result of the revaluation of Travelodge & Little Chef, the percentage of the portfolio valued below cost has increased to 18% (December 2002: 12%). The increase in the number of companies valued on a Third Party basis is a result of realisations such as Euro Dental and Sirona, that have been valued at their net proceeds.


                             31 December 2003                  31 December 2002
                                 % (by Value)                      % (by Value)
Cost                                 21                                   29
P/E                                   1                                    2
EBIT                                 42                                   47
Written-down - EBIT                   8                                    1
Written-down                         10                                   12
Third Party                          10                                    4
Quoted                                8                                    5
                                   ____                                 ____
                                    100                                  100

Given the rally in public markets and the general improved operating environment for many industries, on a 'like for like' basis the average discounted EBIT multiples have increased over the year to 9.4 (December 2002: 8.1; June 2003:
7.3).

Including new entrants, such as Travelodge & Little Chef and Ferretti which have both moved from a cost to an EBIT valuation, the overall weighted average discounted EBIT multiples used to value the portfolio was 8.6, an increase since June 2003 (7.4) and December 2002 (8.1). The gross weighted average EBIT multiple was 12.0 (December 2002: 11.3; June 2003: 10.3).

The average number is influenced by the higher than average discounted EBIT multiples used for the valuation of the semiconductor companies (17.7). The average discounted EBIT multiple for the non-semiconductor companies was 6.6 (December 2002: 5.4; June 2003: 5.9). The average discount applied to companies valued on an EBIT basis has remained broadly unchanged at 30%.

The discounted weighted average P/E multiple has increased to 9.2 (December 2002: 7.7; June 2003: 9.0). The average discount applied to quoted investments remains unchanged at 17% (December 2002: 16%; June 2003: 17%).

Geographical & Sector Distribution (by Value)

The portfolio continues to be dominated by Multinational (30%) and Continental European companies (30%), which together represent almost two thirds of the portfolio. Due to the new investment in Holmes Place, the portfolio's weighting to the UK remains relatively unchanged, despite the revaluation of Travelodge & Little Chef. The remainder of the portfolio is evenly split between Asia (11%) and North America (10%). The slight decrease in the portfolio's exposure to North America is a result of the weakness of the US$.



Geographical Analysis
                                   31 December 2003             31 December 2002
                                       % (by Value)                 % (by Value)
Multinational                                    30                           36
Continental Europe                               30                           19
UK                                               19                           20
North America                                    10                           15
Far East/Asia Pacific                            11                           10
                                               ____                         ____
                                                100                          100

The only major change in the portfolio's sector weightings is its increased exposure to Other Services, a result of the investment in SEAT Pagine Gialle.

Sector Analysis
                                  31 December 2003              31 December 2002
                                      % (by Value)                  % (by Value)
Consumer                                        29                            30
Medical/health                                  21                            20
Computer/other electronics                      22                            21
Chemicals                                        7                            11
Industrial products/services                     7                            10
Other manufacturing                              3                             5
Other services                                  10                             2
Construction                                     1                             1
                                              ____                          ____
                                               100                           100


Portfolio Maturity

Whilst still low, the average age of the portfolio is maturing with 53% of investments held for more than three years, 47% being held for under three years, of which 16% have been held for under a year.

Investments in Companies (GBP million)
31 December 2003

                                                                  Earnings/
Year*                             W/Down              Cost      Third Party            Quoted            Total
1992 & Prior                         0.5                 -                -               8.7              9.2
1993                                   -                 -                -               0.8              0.8
1994                                   -                 -              1.2                 -              1.2
1995                                                   0.1              0.7               2.7              3.5
1996                                 0.3                 -              3.8               0.1              4.2
1997                                 0.1                 -             34.1               3.0             37.2
1998                                 0.7                 -             22.7               2.1             25.5
1999                                 2.4               0.3             18.7              14.6             36.0
2000                                52.1               5.7            126.1               3.1            187.0
2001                                 0.6              10.5             50.4               0.3             61.8
2002                                 0.1              11.1             95.0               7.7            113.9
2003                                 0.1              91.2                                                91.3
                                 _______           _______          _______           _______          _______
                                    56.9             118.9            352.7              43.1            571.6

Investments in Companies (GBP million)
31 December 2002
                                                                  Earnings/
Year*                             W/Down              Cost      Third Party            Quoted            Total
1992 & Prior                         0.2                 -                -               8.4              8.6
1993                                   -                 -              0.2               1.3              1.5
1994                                   -                 -              0.9                 -              0.9
1995                                   -                 -              0.6               1.8              2.4
1996                                 1.6                 -              5.7               0.1              7.4
1997                                 0.9               2.1             19.6               0.7             23.3
1998                                 1.9                 -             21.7               1.2             24.8
1999                                 1.4               0.8             16.3              10.4             28.9
2000                                47.2              11.5            122.1               1.9            182.7
2001                                 0.6              10.4             58.7               0.3             70.0
2002                                   -             108.9                -                 -            108.9
                                 _______           _______          _______           _______          _______
                                    53.8             133.7            245.8              26.1            459.4


* Year of original investment in underlying companies

Deal Type

Given its high exposure to Permira, SVIIT's portfolio continues to be focused towards Management Buy-Outs/Ins (84%) with a small exposure to Development Capital (12%). SVIIT's exposure to early stage companies (4%) is almost entirely in the life sciences sectors.


                                  31 December 2003           31 December 2002
                                        %                            %
Early stage/Start-up                    4                            6
Development                            12                           13
Buy-Outs/Ins                           84                           81
                                     ____                         ____
                                      100                          100

Fund Commitments

At 31 December 2003, SVIIT had GBP557.5 million in uncalled commitments to ten private equity funds (December 2002: GBP293.4 million to nine funds). In addition, SVIIT also had a GBP7.4 million uncalled commitment to the Strategic Recovery Fund and a GBP29.5 million uncalled commitment to P123, half of which is due in October 2004, with the remainder in October 2005. In order to maintain SVIIT's pro-rata holding in P123 and reflect the partly paid structure, SVIIT received 40% of its commitment to P123 in cash (GBP29.2 million).

Uncalled Fund Commitments                                Amount                  Amount                   SVIIT
                                                         Called                uncalled                Uncalled
                                               (Local Currency)        (Local Currency)        commitment* GBPm

Permira Europe III                                            -               EUR508.0m                   357.9
Permira Europe II***                                  EUR520.2m               EUR130.0m                    91.6
The Japan Fund IV**                                           -            YEN3,7474.6m                    19.5
The Japan Venture Fund III                          YEN2,962.6m               YEN487.4m                     2.5
Schroder Ventures Asia Pacific Fund                    US$67.2m                US$41.4m                    23.1
Schroder Ventures US Fund                              US$51.5m                US$21.7m                    12.2
Schroder Canadian Buy-Out Fund II                       C$17.0m                  C$0.9m                     0.4
Schroder Canadian Buy-Out Fund III                      C$14.0m                 C$36.5m                    15.8
Schroder Ventures
International Life Sciences Fund II                    US$79.7m                 US$2.0m                     1.2
International Life Sciences Fund III                   US$15.4m                US$59.6m                    33.3

Strategic Recovery Fund                                       -                  GBP7.4                     7.4
P123                                                   EUR62.9m                EUR41.9m                    29.5
                                                                                                         ______
Total                                                                                                  GBP594.4

*      Based on exchange rates at 31 December 2003
** Based on SVIIT's commitment to the fund at its first closing, SVIIT will commit a further YEN1,6241.5 m at the fund's final close.
***    Shown after transfer of commitment to P123



SVIIT's return on its holdings of Schroder Ventures' and Permira funds, including P123, is summarised below:


                                         Year to                 Six-months to
                                31 December 2003              31 December 2002
                                            GBPm                          GBPm

Opening Valuation                          484.0                         422.8
Calls Payable                              110.7                         122.7
Distributions Receivable*                  (59.4)                       (104.5)
                                            ____                          ____
                                           535.3                         441.0

Increase in Value of Portfolio              25.0                          43.0
                                          ______                        ______
Closing Portfolio                          560.3                         484.0

* In order to maintain SVIIT's pro-rata holding in P123 and to reflect the partly paid structure, SVIIT received 40% of its commitment to P123 in cash (GBP29.2 million).

Cash & Marketable Securities

At 31 December 2003, SVIIT's gross cash balance of GBP47.7 million (December 2002: GBP18.8 million) was held principally in money market funds, reflecting anticipated short-term cash flows.

Conclusion

The performance of the SVIIT portfolio over the year has been encouraging with fully diluted net assets per share increasing by 3%. SVIIT has reported compound annual growth in net assets per share over five years of 10%, which compares favourably to negative compound capital returns of the FTSE All-Share and FTSE World Index of (4%) and (3%) respectively.

On the whole, SVIIT's portfolio of companies has continued to perform well in difficult economic and operating environments. Public markets have recovered since their lows of March 2003 and this has had a positive impact on overall EBIT multiples used to value the portfolio, especially in the semi-conductor sector. In addition, there are signs of an improvement in the environment for exits, with increased activity in the capital markets and signs of renewed interest by trade participants for strategic assets. SVIIT's portfolio of companies is well positioned to benefit from an improved market for investment realisations.


Twenty Largest Underlying Companies

In the following pages, we show SVIIT's twenty largest investments by value as at 31 December 2003*. The cost of SVIIT's Twenty Largest Underlying Companies takes into account the transfer of assets to P123.

Memec (UK)

Company                                                         GBP000's

Cost                                                            48,130

Value                                                           53,616

Date of Acquisition                                       October 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is EBITDA; the holding represents 10.2% of SVIIT's net assets.

Travelodge & Little Chef (UK)

Company                                                         GBP000's

Cost                                                            51,847

Value                                                           45,388

Date of Acquisition                                      December 2002

Travelodge is the second largest operator in the UK budget hotel sectors, providing around 13,000 rooms in 227 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately 400 outlets. The valuation basis is EBITDA in fund currency; the holding represents 8.6% of net assets.


Ferretti (Italy)

Company                                                         GBP000's

Cost                                                            36,014

Value                                                           40,780

Date of Acquisition                                      November 2002

Ferretti was originally acquired by funds advised by Permira in 1998 and floated on the Milan Stock Exchange in June 2000. At flotation Permira sold the majority of its interest in Ferretti and has since sold its remaining holding. Since 1998 the Ferretti Group has grown organically and through acquisitions and is currently Europe's largest builder of luxury motor yachts. The valuation basis is EBITDA in fund currency; the holding represents 7.7% of SVIIT's net assets.


Cognis (Germany)

Company                                                        GBP000's

Cost                                                           31,160

Value                                                          38,234

Date of Acquisition                                     November 2001

Cognis is a leading world-wide supplier of speciality chemicals, which was carved out from Henkel in 1999. The three divisions of the Cognis Group - Oleochemicals, Care Chemicals and Organic Specialities - supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is EBITDA; the holding represents 7.3% of SVIIT's net assets.

SEAT Pagine Gialle

Company                                                         GBP000's

Cost                                                            35,579

Value                                                           35,573

Date of Acquisition                                        August 2003

SEAT Pagine Gialle, is a telephone directories, business information and directory assistance company which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The valuation basis is cost; the holding represents 6.8% of SVIIT's net assets.

austriamicrosystems (formerly AMS) (Austria)

Company                                                         GBP000's

Cost                                                            31,575

Value                                                           26,737

Date of Acquisition                                          June 2000

austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is write-down; the holding represents 5.1% of SVIIT's net assets.




Hogg Robinson (UK)

Company                                                         GBP000's

Cost                                                            22,178

Value                                                           24,716

Date of Acquisition                                          June 2000

Hogg Robinson is a services company comprising two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is EBITDA; the holding represents 4.7% of SVIIT's net assets.

Takko (Germany)

Company                                                         GBP000's

Cost                                                            14,072

Value                                                           16,558

Date of Acquisition                                         March 2000

Takko is a retailer of fashionable "value for money" clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is EBIT; the holding represents 3.1% of SVIIT's net assets.

Premiere (Germany)

Company                                                        GBP000's

Cost                                                           13,318

Value                                                          14,320

Date of Acquisition                                     February 2003

Premiere is the only visible Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on 23 channels as well as Pay-per-View. The company has roughly 2.6 million subscribers serving both satellite and cable households. The valuation basis is cost in fund currency; the holding represents 2.7% of SVIIT's net assets.





Inmarsat (UK)

Company                                                         GBP000's

Cost                                                            13,387

Value                                                           13,387

Date of Acquisition                                      December 2003

As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. The valuation basis is cost in fund currency; the holding represents 2.5% of SVIIT's net assets.

Holmes Place (UK)

Company                                                        GBP000's

Cost                                                           12,897

Value                                                          13,039

Date of Acquisition                                         July 2003

Holmes Place is one of Europe's leading premium health club operators and funds advised by Bridgepoint and Permira invested in the company in July 2003. The valuation basis is cost; the holding represents 2.5% of SVIIT's net assets.

EEMS (Italy)

Company                                                        GBP000's

Cost                                                            1,376

Value                                                          12,590

Date of Acquisition                                          May 1999

EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is EBITDA; the holding represents 2.4% of SVIIT's net assets.





Leica Microsystems (Germany)

Company                                                         GBP000's

Cost                                                             9,972

Value                                                           11,455

Date of Acquisition                                         March 1998

Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is EBITDA; the holding represents 2.2% of SVIIT's net assets.

Euro Dental (Germany)

Company                                                         GBP000's

Cost                                                             2,905

Value                                                           10,880

Date of Acquisition                                       January 2000

Euro Dental is a leading mail order house for dental consumables in Germany. The company has two subsidiaries, Krugg, the market leading distributor of dental consumables in Italy and a small start-up company called Dentranet, which is aimed at exploiting e-commerce opportunities in the German dental consumables market. The valuation basis is Third Party; the holding represents 2.1% of SVIIT's net assets.

Grammer (Germany)

Company                                                        GBP000's

Cost                                                            8,476

Value                                                           9,985

Date of Acquisition                                         June 2001

Grammer  supplies  seating  equipment  to  the   automotive/commercial   vehicle
industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is EBITDA; the holding represents 1.9% of net assets.


Kiekert (Germany)

Company                                                         GBP000's

Cost                                                            13,357

Value                                                            9,852

Date of Acquisition                                     September 2000

Kiekert produces complete systems for all devices that open, close, lock and unlock cars and has operated in this market since 1920. Products include highly integrated system locks as well as complex door modules. The valuation basis is write-down; the holding represents 1.9% of SVIIT's net assets.

Strides (Asia)

Company                                                        GBP000's

Cost                                                              861

Value                                                           9,625

Date of Acquisition                                     December 1997

Strides is based in India and manufactures a range of generic drugs and tablets for supply to Western and developing markets. The valuation basis is quoted; the holding represents 1.8% of SVIIT's net assets.


Parkway Holdings (Singapore)

Company                                                        GBP000's

Cost                                                           19,700

Value                                                           8,682

Date of Acquisition                                     December 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted; the holding represents 1.6% of SVIIT's net assets.


Rodenstock (Germany)

Company                                                       GBP'000's

Cost                                                            8,180

Value                                                           8,252

Date of Acquisition                                         June 2003

Rodenstock is one of the world's leading manufacturers of spectacles. Headquartered in Munich, it supplies prescription eyewear and sunglasses. The company has almost 6,000 employees based in 18 countries and dedicated production sites in Germany. The valuation basis is cost; the holding represents 1.6% of SVIIT's net assets.

Silverlink Holdings (Asia)

Company                                                         GBP000's

Cost                                                             9,754

Value                                                            7,834

Date of Acquisition                                      December 2002

Silverlink Holdings is the holding company for Amanresorts, which own and operate a group of high-end luxury resorts and spas. Amanresorts opened its flagship resort, Amanpuri in Phuket, Thailand in 1988 and has since added 12 hotels in Indonesia, the Philippines, France, North Africa, Mexico, the United States and French Polynesia. It now owns and/or manages 13 resorts with a number of them being regularly voted amongst the top ten hotels worldwide. The valuation basis is cost in fund currency; the holding represents 1.5% of SVIIT's net assets.

-------------------------------------------------------------------------------

* Although the sale of the manufacturing division of Sirona Dental Systems was executed in November 2003, it was subject to the approval of anti-trust authorities, which was granted in February 2004. Therefore, at 31 December 2003, Sirona Dental Systems still technically formed part of SVIIT's Twenty Largest Underlying Companies, although it is not included in the list above. In order to comply with Chapter 21.22 (c) of the UKLA Listing Rules, key investment information is outlined below:

Sirona Dental Systems Group (Germany)

Company                                                         GBP000's

Cost                                                            15,905

Value                                                           31,257

Date of Acquisition                                      November 1997

Sirona is a manufacturer of professional dental equipment with its own distribution network. The company is a total system provider of dental equipment and is recognised globally for providing high quality, technologically superior products covering nearly the entire product range for the dental practice. Funds advised by Permira agreed to sell part of their investment in Sirona in November 2003 and the valuation is the sum of the net proceeds received in March 2004 and the third party valuation of the remaining holding in Sirona (demedis), which was sold in January 2004. The holding represents 5.9% of SVIIT's net assets.



         Schroder Ventures International Investment Trust plc
                          Unaudited Results

                CONSOLIDATED STATEMENT OF TOTAL RETURN
                 (incorporating the Revenue Account)

                                                               For the year ended                   For the 6 months ended
                                                              to 31 December 2003                      to 31 December 2002
                                               Revenue      Capital         Total       Revenue       Capital        Total
                                               GBP'000      GBP'000       GBP'000       GBP'000       GBP'000      GBP'000

Realised gains on investments                        -       10,894        10,894             -        57,997        57,997
Unrealised gains/(losses) on investments             -       15,128        15,128             -      (15,420)      (15,420)
--------------------------------------------------------------------------------------------------------------------------
Gains on investments                                 -       26,022        26,022             -        42,577        42,577
Exchange gains/ (losses) on cash                   178        (630)         (452)          (17)           591           574
Other exchange gains/(losses)                        -          938           938             -         (901)         (901)
Income                                           6,857            -         6,857         3,385             -         3,385
Expenses                                       (7,642)      (3,357)      (10,999)       (4,065)             -       (4,065)
--------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return before                      (607)       22,973        22,366         (697)        42,267        41,570
finance costs and taxation
Interest payable and similar charges           (5,106)            -       (5,106)       (1,523)             -       (1,523)
--------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return on ordinary               (5,713)       22,973        17,260       (2,220)        42,267        40,047
activities before taxation
Tax on ordinary activities                         182            -           182            36             -            36
--------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary                   (5,531)       22,973        17,442       (2,184)        42,267        40,083
activities after taxation
Minority interest - equity                           -         (66)          (66)           (1)            23            22
--------------------------------------------------------------------------------------------------------------------------

(Deficit)/return on ordinary                   (5,531)       22,907        17,376       (2,185)        42,290        40,105
activities   after   tax  and   minority
interest attributable
to equity shareholders
Dividends                                            -            -             -             -             -             -
----------------------------------------------------------------------------------------------------------------------------

(Deficit)/return on ordinary activities        (5,531)       22,907        17,376       (2,185)        42,290        40,105
----------------------------------------------------------------------------------------------------------------------------
(Deficit)/return
per ordinary share                             (5.32)p       22.02p        16.70p       (2.14)p        41.35p        39.21p
----------------------------------------------------------------------------------------------------------------------------


The revenue column of this statement is the Group's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.


              Schroder Ventures International Investment Trust plc
                               Unaudited Results

                      COMPANY STATEMENT OF TOTAL RETURN
                     (incorporating the Revenue Account)


                                                               For the year ended                    For the 6 months ended
                                                              to 31 December 2003                       to 31 December 2002
                                               Revenue      Capital         Total       Revenue       Capital         Total
                                               GBP'000      GBP'000       GBP'000       GBP'000       GBP'000       GBP'000

Realised gains on investments                        -       10,255        10,255             -        57,969        57,969
Unrealised gains/(losses) on investments             -       15,717        15,717             -      (15,300)      (15,300)
---------------------------------------------------------------------------------------------------------------------------
Gains on investments                                 -       25,972        25,972             -        42,669        42,669
Exchange (losses)/gains on cash                      -        (599)         (599)             -           629           629
Other exchange gains/(losses)                        -          938           938             -         (901)         (901)
Income                                           1,144            -         1,144           521             -           521
Expenses                                       (1,154)      (3,357)       (4,511)         (755)             -         (755)
---------------------------------------------------------------------------------------------------------------------------
Net (deficit)/return before                       (10)       22,954        22,944         (234)        42,397        42,163
finance costs and taxation
Interest payable and similar charges           (5,106)            -       (5,106)       (1,522)             -       (1,522)
---------------------------------------------------------------------------------------------------------------------------
Net    (deficit)/return    on   ordinary       (5,116)       22.954        17,838       (1,756)        42,397        40,641
activities before taxation
Tax on ordinary activities                         138            -           138           (1)             -           (1)
---------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary                   (4,978)       22,954        17,976       (1,757)        42,397        40,640
activities after taxation
Dividends                                            -            -             -             -             -             -
---------------------------------------------------------------------------------------------------------------------------
(Deficit)/return on ordinary activities        (4,978)       22,954        17,976       (1,757)        42,397        40,640
---------------------------------------------------------------------------------------------------------------------------
(Deficit)/return
per ordinary share                             (4.79)p       22.07p        17.28p       (1.72)p        41.46p        39.74p
---------------------------------------------------------------------------------------------------------------------------


The revenue column of this statement is the Company's profit and loss account. All revenue and capital items in the above statement derive from continuing operations. No operations were discontinued in the year.


            Schroder Ventures International Investment Trust plc
                             Unaudited Results

                              BALANCE SHEETS

                                                                       31 December 2003                    31 December 2002
                                                                  Group          Company             Group          Company
                                                                GBP'000          GBP'000           GBP'000          GBP'000

Tangible fixed assets                                               399                -               282                -
---------------------------------------------------------------------------------------------------------------------------

                                                                    399                -               282                -
---------------------------------------------------------------------------------------------------------------------------

Fixed asset investments
Venture funds and co-investments                                560,287          530,794           483,959          459,043
UK listed equity funds                                            8,184            8,184                 -                -
Money market instruments                                         41,877           41,877            13,911           13,911
Investment in subsidiaries                                            -           35,538                 -           28,920
---------------------------------------------------------------------------------------------------------------------------
                                                                610,348          616,393           497,870          501,874

---------------------------------------------------------------------------------------------------------------------------
Current assets
Debtors                                                           6,718            3,190             4,490            1,364
Cash at bank                                                      5,791              610             4,887            1,031
---------------------------------------------------------------------------------------------------------------------------
                                                                 12,509            3,800             9,377            2,395
---------------------------------------------------------------------------------------------------------------------------

Current liabilities
Creditors: amounts falling due
within one year                                                 (8,111)          (4,297)           (4,783)            (817)
---------------------------------------------------------------------------------------------------------------------------

Net current assets/(liabilities)                                 4,398            (497)             4,594            1,578
---------------------------------------------------------------------------------------------------------------------------

Total assets less current liabilities                          615,145          615,896           502,746          503,452
Creditors: amounts falling due
after one year                                                 (88,108)         (87,619)          (39,201)         (39,201)
Minority interest - non-equity                                    (100)                -             (100)                -
Minority interest - equity                                        (319)                -             (253)                -

---------------------------------------------------------------------------------------------------------------------------
Net assets                                                     526,618          528,277           463,192          464,251
---------------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up share capital                                         112,655          112,655           102,266          102,266
Share premium account                                            43,114           43,114             7,453            7,453
Share purchase reserve                                           92,054           92,054            92,054           92,054
Capital redemption reserve                                        3,204            3,204             3,204            3,204
Capital reserve                                                 281,902          282,034           258,995          259,080
Revenue reserve                                                 (6,311)          (4,784)             (780)              194
---------------------------------------------------------------------------------------------------------------------------

Equity shareholders' funds                                      526,618          528,277           463,192          464,251
---------------------------------------------------------------------------------------------------------------------------

Net asset value per ordinary share - undiluted                   467.5p           468.9p            452.9p           454.0p
---------------------------------------------------------------------------------------------------------------------------
Net asset value per ordinary share - diluted                     458.7p           460.0p            445.8p           446.7p
---------------------------------------------------------------------------------------------------------------------------




         Schroder Ventures International Investment Trust plc
                         Unaudited Results

                  CONSOLIDATED CASHFLOW STATEMENT


                                                                               For the year ended    For the 6 months ended
                                                                              to 31 December 2003       to 31 December 2002
                                                                                          GBP'000                   GBP'000
Operating activities
Income received on investments                                                                931                       440
Bank interest received                                                                        424                       228
Investment advisory fee income received                                                     4,442                     1,857
Administrative expenses paid                                                              (8,068)                   (2,433)
---------------------------------------------------------------------------------------------------------------------------

Net cash (outflow)/inflow from operating activities                                       (2,271)                        92
---------------------------------------------------------------------------------------------------------------------------

Return on investments and servicing of finance
Loan facility costs                                                                       (2,361)                     (634)
Interest paid                                                                             (2,808)                   (1,801)
---------------------------------------------------------------------------------------------------------------------------
Net cash outflow from investments and servicing of finance                                (5,169)                   (2,435)
---------------------------------------------------------------------------------------------------------------------------
Taxation
Income tax recovered                                                                          131                         -
Overseas tax suffered                                                                         (8)                      (24)
---------------------------------------------------------------------------------------------------------------------------

Total tax recovered/(paid)                                                                    123                      (24)
---------------------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
Purchase of money market instruments                                                    (100,720)                 (127,797)
Purchase of UK listed equity investments                                                  (7,477)                         -
Purchase of tangible fixed assets                                                           (221)                      (34)
Sale of money market instruments                                                           73,052                   144,494
Calls paid                                                                              (110,737)                 (122,677)
Capital distributions received                                                             59,426                   104,510
---------------------------------------------------------------------------------------------------------------------------
Net cash outflow from capital expenditure and financial investment                       (86,677)                   (1,504)
---------------------------------------------------------------------------------------------------------------------------
Equity dividends paid
Dividends                                                                                       -                         -
---------------------------------------------------------------------------------------------------------------------------
Total dividends paid                                                                            -                         -
---------------------------------------------------------------------------------------------------------------------------


Financing
Drawdown from Loan facility                                                                39,996                    25,110
Repayment of Loan facility                                                               (39,028)                  (26,011)
Proceeds from ordinary share placing                                                       47,919                         -
Issue and listing costs of ordinary shares                                                (2,448)                         -
Proceeds from convertible bond issue                                                       49,797                         -
Issue costs and listing costs of convertible bonds                                          (886)                     (218)
---------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from financing                                                   95,350                   (1,119)
---------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow)                                                                   1,356                   (4,990)
---------------------------------------------------------------------------------------------------------------------------
Reconciliation of net cash flow to movement in net debt
Increase/(decrease) in cash during the period                                               1,356                   (4,990)
Exchange (loss)/gain on currency balances                                                   (452)                       574
Increase of convertible bonds                                                            (48,418)                      (49)
---------------------------------------------------------------------------------------------------------------------------
Change in net debt                                                                       (47,514)                   (4,465)
Net debt at the beginning of the period                                                  (34,314)                  (29,849)
---------------------------------------------------------------------------------------------------------------------------
Net debt at the end of the period                                                        (81,828)                  (34,314)
---------------------------------------------------------------------------------------------------------------------------

Notes:

1.   Audit Status

     The above financial information is unaudited and does not amount to statutory accounts under Section 240 of the Companies Act 1985 (as amended). The information given as comparative figures for the 6 months ended 31 December 2002 does not constitute the Company's statutory accounts for that financial period. Statutory accounts for the 6 months ended 31 December 2002 have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.

     The statutory accounts for the year ended 31 December 2003 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

     This announcement is prepared on the basis of the accounting policies as set out in the most recent published set of annual financial statements.

     This statement was approved by the Board of Directors on 9 March 2004.

2.   Final Dividend

     No final dividend has been declared in respect of the year ended 31 December 2003.

3.   Diluted NAV

     At 31 December 2003, the diluted NAV's are 458.7p for the Group and 460.0p for the Company. The diluted NAV calculations assume that share options with a strike price lower than the undiluted NAV are exercised at the balance sheet date, resulting in the issue of 5,451,530 ordinary shares for consideration of GBP21,096,000. In addition, the GBP39.4m 2011 convertible bonds are assumed to convert at the balance sheet date at an exercise price of 399p into 9,874,687 ordinary shares. The GBP49m 2013 convertible bonds are not dilutive as their exercise price of 480p exceeds the Company's undiluted NAV at the year end.

4.   Annual Report & Accounts

     Copies of the report and accounts will be circulated to shareholders in March 2004, and from the date of release may also be obtained from the Registered Office of the Company at 31 Gresham Street, London, EC2V 7QA.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                 SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date:  March 10, 2004

                                  By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries